Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

January 19, 2010

By EDGAR Correspondence
File:  316C

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549
USA

Attention:  H. Roger Schwall, Assistant Director

Dear Mr. Schwall,

Re:  Aurizon Mines Ltd. – Form 40-F and Form 40-F/A for Fiscal Year Ended December 31, 2008

File No. 001-31893

Further to our letter dated November 30, 2009, in response to your review letter dated October 30, 2009, and our further conversation with SEC staff members James Giugliano and Jennifer O’Brien on January 15, 2010, we hereby wish to amend our response to comment 8 as follows:

8.

We note you disclose you had $104 million federally and $150 million provincially of accumulated exploration and development costs and capital costs available for deduction against income tax purposes in future years.  Please tell us what amounts have been recognized within your tabular presentation of future income tax assets.  For amounts that have not been included or otherwise recognized, please disclose your considerations and basis for the conclusion for non recognition.  In addition, please disclose the expiry date of these costs available for future income tax reduction, as contemplated by CICA Handbook Section 3465.91(f).  In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Aurizon response:

The $104 million federal and $150 million provincial accumulated exploration and development costs and capital costs have all been accounted for in the determination of the net federal future income tax liabilities.  These costs may be carried forward indefinitely.

We have indicated the proposed expanded disclosure for the valuation allowance relating to Quebec future income tax assets in our response to comment 7.

We now understand the basis for potential confusion related to this disclosure. Rather than providing additional complex disclosures to reconcile the tax pool assets to the determination of the federal future income tax liabilities, we propose to remove the disclosure of the tax pool balances from the Company’s financial statements on a prospective basis.

We trust you will find the aforementioned response satisfactory.  However, should you have any questions or require any further information, please do not hesitate to contact the writer.

Yours very truly,

AURIZON MINES LTD.

_________________________
Ian S. Walton,
Executive Vice-President &
 Chief Financial Officer

Cc:

Shearman & Sterling LLP

Attn:  Christopher J. Cummings, Partner

PricewaterhouseCoopers LLP

Attn:  Mark Platt, Partner